

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2013

German Lemonnier
Chief Financial Officer
Arcos Dorados Holdings Inc.
Roque Saenz Pena 432
B1636FFB Olivos, Buenos Aires, Argentina

> **Re:** **Arcos Dorados Holdings Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2012**
> **Filed April 26, 2013**
> **File No. 001-35129**

Dear Mr. Lemonnier:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your documents in future filings and providing any requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2012

Item 5: Operating and Financial Review and Prospects
Operating Results, page 51

1. We note that the reorganization effective January 1, 2013 resulted in the Columbia and Venezuela operations becoming part of the Caribbean division. Please tell us in more detail the reason(s) for the change in structure. Also tell us why the operations will report to a headquarters in Columbia and not to the division's current management based in Puerto Rico.

2. We note that the Caribbean and NOLAD divisions incurred operating losses in 2012 and 2011 despite increases in total revenues. Please explain to use the reason(s) for the incurred losses.

Notes to the Consolidated Financial Statements
Note 3: Summary of Significant Accounting Policies
Post-employment benefits, page F-13

3. Please explain to us your current and expected future accounting for the requirements under LOTTT, including the timing, recognition, and measurements of amounts recorded and the basis for your accounting under GAAP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 if you have questions regarding the comments and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief